Goldman, Sachs & Co.

200 West Street,

New York, New York 10282

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

July 21, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Johnny Gharib
Daniel Greenspan

Re:	Atara Biotherapeutics, Inc.
Registration Statement on Form S-1
Registration File No. 333-196936

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Atara Biotherapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM Eastern Daylight Time on July 23, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 10, 2014:

(i)	Dates of distribution: July 10, 2014 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)	Number of copies of the preliminary prospectus furnished to investors: approximately 2,851

(iv)	Number of copies of the preliminary prospectus distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 52

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

GOLDMAN, SACHS & CO. CITIGROUP GLOBAL MARKETS INC. Acting severally on behalf of themselves and the several Underwriters

By:	GOLDMAN, SACHS & CO.

By:	/s/ David McDonald
Name:	David McDonald
Title:	Managing Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jennifer Jarrett
Name:	Jennifer Jarrett
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]